UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 10)

CASCADE CORPORATION

(Name of Subject Company)

CASCADE CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

147195101

(CUSIP Number of Class of Securities)

Robert C. Warren, Jr.

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon 97024-9718

Telephone: (503) 669-6300

with a copy to:

Jack B. Schwartz

David G. Post

U.S. Bancorp Tower

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon 97204

Telephone: (503) 224-5858

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on November 2, 2012 (the “Schedule 14D-9”), by Cascade Corporation, an Oregon corporation (“Cascade”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Industrial Components and Attachments II, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Toyota Industries Corporation, a corporation formed under the laws of Japan (“TICO”), to purchase all of Cascade’s outstanding shares of common stock, par value $0.50 per share (the “Shares”), at a price of $65.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in Purchaser’s Offer to Purchase, dated November 2, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time. The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Purchaser and TICO with the SEC on November 2, 2012 (the “Schedule TO”).

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein are used with the meanings given in the Schedule 14D-9.

Item 8.	Additional Information

The subsection entitled “U.S. Antitrust Clearance” included under the subheading “Regulatory Approvals” is hereby amended and supplemented by deleting the third and fourth paragraphs in their entirety and inserting the following paragraphs as a replacement:

“On December 20, 2012, TICO received a Request for Additional Information and Documentary Material, and Cascade received a Civil Investigative Demand and related Request for Additional Information and Documents (the “CID”), in connection with the DOJ’s review under the HSR Act with respect to the Offer and the Merger. Cascade worked diligently to respond to the CID and worked cooperatively with TICO and the DOJ to facilitate the DOJ’s review of the transaction. TICO informed Cascade that it provided a timing commitment to the DOJ on March 4, 2013, pursuant to which it committed (i) to extend the date prior to which TICO will not consummate the Offer and the Merger without the consent of the DOJ to 40 days after February 15, 2013 (which is March 27, 2013), and (ii) to provide written notice to the DOJ at least 10-day prior to consummating the Offer and the Merger. TICO further informed Cascade that on March 17, 2013, it provided notice of its intention to consummate the Offer and the Merger on or after March 27, 2013. On Tuesday, March 26, 2013, at 11:59 PM New York City time, the waiting period applicable to the Offer and the Merger under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text at the end thereof:

“Completion of Offer

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Wednesday, March 27, 2013. Cascade was advised by the depositary for the Offer that 10,276,861 Shares were validly tendered and not properly withdrawn (including 491,605 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 91.8% of the outstanding Shares. Therefore, the Minimum Condition set forth in the Merger Agreement has been satisfied. All Shares that were validly tendered and not properly withdrawn have been accepted for payment by Purchaser in accordance with the terms of the Offer.

Pursuant to the Merger Agreement, Purchaser intends to exercise the Top-Up Option, under which Cascade will issue Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and TICO can effect a “short-form” merger under the OBCA and the DGCL.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to exercise of the Top-Up Option, Purchaser and TICO will own a sufficient number of Shares for Purchaser to approve the Merger without approval of Cascade’s remaining shareholders. Accordingly TICO and Purchaser intend to effect a

“short-form” merger in which Purchaser is merged with and into Cascade, with Cascade surviving the Merger and continuing as an indirect wholly-owned subsidiary of TICO. In the Merger, each Share issued and outstanding immediately prior to the Effective Time, other than Shares owned by TICO, Purchaser or Cascade (or any of their respective subsidiaries) immediately prior to the Effective Time, will automatically be cancelled and converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price will be cancelled and cease to exist. In addition, following completion of the Merger, Cascade’s common stock will cease to be traded on the NYSE.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2013

CASCADE CORPORATION

By:	/s/ Joseph G. Pointer
Name:	Joseph G. Pointer
Title:	Chief Financial Officer